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                                                     EXHIBIT 11

AMERICAN GAMING & ENTERTAINMENT, LTD.
COMPUTATION OF EARNINGS (LOSS) PER SHARE


                                      Three Months Ended
                                           March 31,
                                   1999                1998
                                   ____                ____

Weighted average number
 of shares for computation      12,532,102          12,532,102
                                ==========          ==========

Net loss                       $(1,863,000)        $(1,911,000)

Dividends and accretion
on preferred stock                 467,000             467,000
                                   _______             _______

Net loss for common
stockholders                   $(2,330,000)        $(2,378,000)

Loss for common
stockholders per common
share                               $(0.19)             $(0.19)